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                                                                    EXHIBIT 20.1

FOR IMMEDIATE RELEASE
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StreamLogic Exchange Offer Consummated and NASDAQ
National Market System Listing Requirements Maintained

Chatsworth, Calif., November 21, 1996 -- StreamLogic Corporation (NASDAQ:STLC) announced that as a result of the successful consummation of its Exchange Offer for any and all of its 6% Convertible Subordinated Debentures due 2012, the Company has now complied with the requirements for continued listing on the NASDAQ National Market System. Specifically, the Company has net tangible assets (as defined by NASDAQ) as of November 1, 1996, on a pro forma basis including the results of the Exchange Offer, of $12,467,000.

StreamLogic also today announced that the Exchange Offer was approved by the holders of approximately 52.4% of the outstanding shares of StreamLogic common stock.

"On behalf of all of us at StreamLogic, I want to express my appreciation to the shareholders and the bondholders for supporting this transaction. The Exchange Offer was critical to our ability to maintain our NASDAQ NMS listing, and it has reduced the Company's outstanding debt by $62.2 million. Completing this transaction will also allow senior management to spend more time on the business actions needed to improve the Company's financial performance", commented J. Larry Smart, Chairman and CEO.

Based on a preliminary count by Chase Mellon Shareholder Services LLC, the exchange agent for the offer, approximately $70.2 million aggregate principal amount of the Debentures were tendered pursuant to the offer. In accordance with the terms of the offer, StreamLogic will accept for exchange all of the Debentures properly tendered. Assuming that approximately $70.2 million aggregate principal amount of Debentures are tendered, approximately $4.8 million aggregate principal amount of Debentures will remain outstanding. Additionally, assuming that such amount of Debentures are tendered, the Company will issue as consideration for the tendered Debentures a total of approximately $8.4 million in cash, $8.0 million principal amount of two-year unsecured increasing rate promissory notes, 15.2 million shares of StreamLogic common stock and five-year warrants to purchase 2.8 million shares of Common Stock.

The Exchange Offer expired as scheduled at 12:00 midnight New York City time on November 20, 1996. Delivery of the Exchange Offer consideration for the tendered Debentures is expected to be made in approximately seven to ten business days.

StreamLogic develops and markets leading-edge video delivery systems, digital media storage, and network RAID subsystems and data management solutions. Current product offerings include VIDEON, the industry's first family of video server systems, the innovative VDR 110 video editing appliance, the award-winning FWB Hammer storage product line and the industry leading RAIDION family of fault-tolerant network RAID and data management solutions. The Company sells to OEMs and system integrators, and has a well-established international network of distribution and dealer channel partners. StreamLogic corporate headquarters are currently located in Chatsworth, California, but the Company has announced plans to consolidate in Northern California by April 1997.